# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Aadi Bioscience, Inc., CIK 0001422142
CUSIP: 00032Q104
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 17383 SUNSET AVENUE, SUITE A250, PACIFIC PALISADES, California (CA), 90272
Date of event which requires filing of this statement: 12/19/2024
Amends the filing with accession number 0001104659-21-113485
Filed by CIK 0001582844
Persons authorized to receive notices and communications: Scott R. Smith, Acuta Capital Partners, LLC, 255 Shoreline Drive, Suite 515, Redwood City, California (CA), 94065, (650) 486-0581

## Reporting persons
- ACUTA CAPITAL PARTNERS, LLC (CIK 0001582844): type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 1,849,402; sole dispositive power 0; shared dispositive power 1,849,402; aggregate amount beneficially owned 1,849,402 (7.5% of the class)
  Comment: Percentage calculated based on 24,647,392 shares of Common Stock outstanding on November 1, 2024, as reported in the Form 10-Q filed by the Issuer for the quarter ended September 30, 2024.
- Anupam Dalal (CIK 0001602474): type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); member of a group; source of funds: affiliate funds (AF); sole voting power 71,895; shared voting power 1,849,402; sole dispositive power 71,895; shared dispositive power 1,849,402; aggregate amount beneficially owned 1,921,297 (7.8% of the class)
  Comment: Percentage calculated based on 24,647,392 shares of Common Stock outstanding on November 1, 2024, as reported in the Form 10-Q filed by the Issuer for the quarter ended September 30, 2024.
- Acuta Capital Fund, LP (CIK 0001601391): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 1,572,698; sole dispositive power 0; shared dispositive power 1,572,698; aggregate amount beneficially owned 1,572,698 (6.4% of the class)
  Comment: Percentage calculated based on 24,647,392 shares of Common Stock outstanding on November 1, 2024, as reported in the Form 10-Q filed by the Issuer for the quarter ended September 30, 2024.

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: Aadi Bioscience, Inc.
Address of issuer's principal executive offices: 17383 SUNSET AVENUE, SUITE A250, PACIFIC PALISADES, California (CA), 90272

## Item 2. Identity and Background
Name of person filing:
The reporting persons are:

Acuta Capital Partners, LLC, a Delaware limited liability company ("Acuta")

Acuta Capital Fund, LP, a Delaware limited partnership (the "Partnership")

Anupam Dalal

The Partnership is filing this statement jointly with the other reporting persons, but not as a member of a group, and it expressly disclaims membership in a group. In addition, the filing of this Schedule 13D on behalf of Partnership should not be construed as an admission that it is, and it disclaims that it is, a beneficial owner, as defined in Rule 13d-3 under the Act, of any securities covered by this Schedule 13D. Each reporting person also disclaims beneficial ownership of the securities reported herein except to the extent of that person's pecuniary interest therein.
Residence or business address: 255 Shoreline Drive, Suite 515, Redwood City, CA 94065
Present principal occupation or employment: Acuta is the investment adviser to, and the general partner of, the Partnership and Acuta Opportunity Fund, LP (collectively, the "Funds"). Mr. Dalal is the manager and control person of Acuta.
Criminal convictions in the last five years: During the last five years, none of the reporting persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the reporting persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: For citizenship of the reporting persons, see Item 6 of each reporting person's cover page.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The Funds used $23,999,989.95 of their working capital to purchase Common Stock, including $20,399,995.74 paid by the Partnership.

## Item 4. Purpose of Transaction
Purpose of transaction:
The reporting persons are filing this Schedule 13D because Mr. Dalal is on the Issuer's board of directors. The reporting persons acquired Common Stock for investment purposes based on their belief that the Common Stock, when purchased, was undervalued and represented an attractive investment opportunity. The reporting persons will routinely monitor the Issuer regarding a wide variety of factors that affect their investment considerations, including, current and anticipated future trading prices of Common Stock and other securities, the Issuer's operations, assets, prospects, financial position, and business development, Issuer's management, Issuer-related competitive and strategic matters, general economic, financial market and industry conditions, and other investment considerations. Depending on their evaluation of various factors, the reporting persons may take such actions regarding their holdings of the Issuer's securities as they deem appropriate in light of circumstances existing from time to time. Such actions may include purchasing additional Common Stock in the open market, through privately negotiated transactions with third parties or otherwise, and selling at any time, in the open market, through privately negotiated transactions with third parties or otherwise, all or part of the Common Stock that they now own or hereafter acquire. The reporting persons also may from time to time enter into or unwind hedging or other derivative transactions with respect to the Common Stock or pledge their interests in the Common Stock to obtain liquidity. In addition, from time to time the reporting persons and their representatives and advisers may communicate with other stockholders, industry participants and other interested parties about the Issuer.

The reporting persons have no present plan or proposal that relates to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D. However, the reporting persons may recommend action to the Issuer's management, board of directors and stockholders. Any such actions could involve one or more of the events referred to in clauses (a) through (j) of Item 4 of Schedule 13D, including, potentially, one or more mergers, consolidations, sales or acquisitions of assets, changes in control, issuances, purchases, dispositions or pledges of securities or other changes in capitalization.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Aggregate number of shares beneficially owned by the reporting persons:

Acuta: 1,849,402

Anupam Dalal: 1,921,297

Partnership: 1,572,698

Aggregate percentage of the class of Common Stock beneficially owned by the reporting persons:

Acuta: 7.5%

Anupam Dalal: 7.8%

Partnership: 6.4%
Number of shares as to which each person has sole or shared power to vote or dispose:
Number of shares as to which the each reporting person has:

(i) Sole power to vote or to direct the vote:

Acuta: 0

Anupam Dalal: 71,895

Partnership: 0

(ii) Shared power to vote or to direct the vote:

Acuta: 1,849,402

Anupam Dalal: 1,849,402

Partnership: 1,572,698

(iii) Sole power to dispose or to direct the disposition of:

Acuta: 0

Anupam Dalal: 71, 895

Partnership: 0

(iv) Shared power to dispose or to direct the disposition of:

Acuta: 1,849,402

Anupam Dalal: 1,849,402

Partnership: 1,572,698
Transactions in the class effected during the past sixty days: As set forth in Item 6 below, the reporting persons entered into Subscription Agreements to acquire 1,561,000 share of Common Stock at a price of $2.40 in a private transaction. That transaction has not closed because it is subject to the satisfaction of conditions precedent that have not been met.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Acuta is the investment adviser to its clients pursuant to investment management agreements or limited partnership agreements providing to Acuta the authority, among other things, to invest the funds of such clients in Common Stock, to vote and dispose of Common Stock and to file this statement on behalf of such clients. Pursuant to such limited partnership agreements, Acuta is entitled to allocations based on assets under management and realized and unrealized gains. Pursuant to such investment management agreements, Acuta is entitled to fees based on assets under management and realized and unrealized gains.

Subscription Agreements and Registration Rights Agreement

On December 19, 2024, the Funds entered into a Subscription Agreement with the Issuer to purchase 1,561,000 shares of the Stock from the Issuer for a purchase price of $2.40 per share in a private transaction. The Partnership subscribed for 1,217,580 of those shares. This purchase was part of a larger transaction (the "PIPE Financing") entered into by the Issuer with the Funds and other investors (the "PIPE Investors") pursuant to which the Issuer agreed to sell to the PIPE Investors shares of Common Stock and pre-funded warrants to acquire Common Stock.

At the closing of the PIPE Financing, the Issuer will enter into a Registration Rights Agreement (the "Registration Rights Agreement") with the PIPE Investors. Pursuant to the Registration Rights Agreement, the Issuer will prepare and file a resale registration statement with the SEC on or prior to the later of (i) 30 days following the closing of the PIPE Financing and (ii) five business days following the filing of the Issuer's audited financial statements for the year ended December 31, 2024. The Issuer will use its commercially reasonable efforts to cause such registration statement to be declared effective by the SEC within 60 calendar days following the closing of the PIPE Financing (or within 90 calendar days following the closing of the PIPE Financing if the SEC reviews such registration statement), subject to acceleration under certain circumstances.

Stockholder Support Agreement

Concurrently with the PIPE Financing, the Issuer entered into a Stock Purchase Agreement (the "Purchase Agreement") with KAKEN Investments Inc., a Delaware corporation ("Purchaser"), KAKEN Pharmaceutical Co., Ltd ("Guarantor"), and Aadi Subsidiary, Inc., a Delaware corporation and wholly owned subsidiary of the Issuer ("Private Aadi"), which provides that, on the terms and subject to the conditions set forth in the Purchase Agreement, the Purchaser will acquire 100% of the outstanding shares of capital stock of Private Aadi from the Issuer at the closing of the transactions contemplated thereby (the "Stock Purchase") for a purchase price of $100,000,000, subject to customary adjustments for Private Aadi's levels of cash, indebtedness, net working capital and transaction expenses as of the closing. In connection with the Purchase Agreement, each of the Funds entered into voting and support agreements with the Purchaser and the Issuer (the "Stockholder Support Agreements"). The Stockholder Support Agreements provide that, among other things, each of the Funds agrees to vote or cause to be voted all of the shares of Common Stock beneficially owned by such Fund as of the record date of the meeting in favor of the Purchase Agreement, the Stock Purchase and the other transactions contemplated by the Purchase Agreement, as well as certain other transactions described in the Issuer's Current Report on Form 8-K filed with the SEC on December 20, 2024, at a special meeting of the Issuer's stockholders to be held in connection with, among other things, the Purchase Agreement, the Stock Purchase and the PIPE Financing.

The foregoing description of the Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the Purchase Agreement, which is attached as Exhibit 2.1 to the Issuers' Current Report on Form 8-K filed with the SEC on December 20, 2024. The foregoing summaries of the Subscription Agreement, Registration Rights Agreement and Stockholder Support Agreements do not purport to be complete and are qualified in their entireties by reference to the forms of the Subscription Agreement, Registration Rights Agreement and Stockholder Support Agreement, which are referenced in Exhibits 99.2, 99.3 and 99.4 hereto and incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 99.1 Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G.

Exhibit 99.2 Subscription Agreement, dated December 19, 2024, by and between Aadi Bioscience, Inc and each purchaser identified on Exhibit A thereto, attached as Exhibit 10.2 to the Issuer's Form 8-K filed on December 20, 2024, and incorporated herein by reference.

Exhibit 99.3 Form of Registration Rights Agreement by and among Aadi Bioscience, Inc and the purchasers party thereto, attached as Exhibit 10.3 to the Issuer's Form 8-K filed on December 20, 2024, and incorporated herein by reference.

Exhibit 99.4 Form of Voting and Support Agreement, dated as of December 19, 2024, by and among KAKEN INVESTMENTS INC., Aadi Bioscience, Inc and the stockholders of Aadi Bioscience, Inc. party thereto, attached as Exhibit 10.1 to the Issuer's Form 8-K filed on December 20, 2024, and incorporated herein by reference.

## Signatures
- ACUTA CAPITAL PARTNERS, LLC: /s/ Scott R. Smith, Chief Operating Officer (01/21/2025)
- Anupam Dalal: /s/ Anupam Dalal, Reporting person (01/21/2025)
- Acuta Capital Fund, LP: /s/ Scott R. Smith, Chief Operating Officer of the General Partner, Acuta Capital Partners, LLC (01/21/2025)